Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended March 31, 2010	2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	One Month Ended December 31, 2008
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes(1)	$2,582	$808	$1,396	$3,192	$8,564	$5,340	$(2,028)
Add: Fixed charges, net	1,440	7,144	36,709	58,320	41,984	24,594	1,163

Income (loss) before income taxes and fixed charges, net	$4,022	$7,952	$38,105	$61,512	$50,548	$29,934	$(865)

Fixed Charges:
Total interest expense	$1,368	$6,893	$36,485	$58,108	$41,876	$24,466	$1,143
Interest factor in rents	72	251	224	212	108	128	20

Total fixed charges	$1,440	$7,144	$36,709	$58,320	$41,984	$24,594	$1,163

Ratio of earnings to fixed charges	2.8	1.1	1.0	1.1	1.2	1.2	*

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income (loss) before income taxes(1)	$2,582	$808	$1,396	$3,192	$8,564	$5,340	$(2,028)
Add: Fixed charges, net	1,440	7,144	36,709	58,320	41,984	24,594	1,163

Income (loss) before income taxes and fixed charges, net	$4,022	$7,952	$38,105	$61,512	$50,548	$29,934	$(865)

Fixed Charges:
Total interest expense	$1,368	$6,893	$36,485	$58,108	$41,876	$24,466	$1,143
Interest factor in rents	72	251	224	212	108	128	20
Preferred stock dividends	266	2,041	112	86	27	—	495

Total fixed charges and preferred stock dividends	$1,706	$9,185	$36,821	$58,406	$42,011	$24,594	$1,658

Ratio of earnings to fixed charges and preferred stock dividends	2.4	0.9	1.0	1.1	1.2	1.2	*

(1)	Income (loss) from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain (loss) on discontinued operations, cumulative effect of accounting change (net), non-controlling interests and income or loss from equity investees.

Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor. Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.

*	The earnings for the one month ended December 31, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the one month ended December 31, 2008 were $2,028.
The coverage deficiencies for total fixed charges and preferred stock dividends for the one month ended December 31, 2008 were $2,523.